SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)
[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                   to

Commission file number 001-33994

A.           Full title of the plan and the address of the plan,
if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GA  30339

Interface, Inc.
Savings and Investment Plan

Financial Statements and Supplemental Schedules
As of December 31, 2010 and 2009
and for the Years Ended December 31, 2010 and 2009

Interface, Inc.
Savings and Investment Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of Interface, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole.  The accompanying supplemental schedules of (1) Schedule H, Line 4a, Schedule of Delinquent Participant Contributions and (2) Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Atlanta, Georgia
June 28, 2011

Interface, Inc.
Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2010	2009

Assets
Investments, at fair value
Common collective trust	$19,687,068	$18,362,065
Mutual funds	57,509,675	47,351,126
Interface, Inc. stock fund	11,659,091	8,179,332
TradeLink Investments – self-directed brokerage	372,940	274,271
Cash and cash equivalents	6,000	--

Total Investments	89,234,774	74,166,794

Receivables
Participant contributions	126,639	110,507
Promissory notes from participants	3,228,188	3,030,851
Employer contributions	47,526	15,447

Total Receivables	3,402,353	3,156,805

Net assets available for benefits at fair value	92,637,127	77,323,599

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(711,573)	(551,407)

Net assets available for benefits	$91,925,554	$76,772,192

See accompanying independent registered public accounting firm’s report and notes to financial statements.

Interface, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2010	2009

Additions to (deductions from) net assets

Investment income (loss):
Interest and dividend income from mutual funds	$763,383	$692,953
Interest income from common collective trust	690,351	688,891
Dividend income from Interface, Inc. stock fund	34,844	9,587
Interest income from participant loans	157,886	184,478
Net appreciation (depreciation) in fair value of Interface, Inc. stock fund	6,244,746	5,174,559
Net appreciation (depreciation) in fair value of mutual funds	6,598,798	10,818,331

Net investment income (loss)	14,490,008	17,568,799

Contributions:
Participant	5,314,730	4,828,061
Employer	1,913,609	503,808
Rollovers	211,177	36,621

Total contributions	7,439,516	5,368,490

Deductions
Benefits paid to participants	6,755,254	8,649,298
Administrative expenses	20,908	20,730

Total deductions	6,776,162	8,670,028

Net increase (decrease) in net assets	15,153,362	14,267,261

Net assets available for benefits, beginning of year	76,772,192	62,504,931

Net assets available for benefits, end of year	$91,925,554	$76,772,192

See accompanying independent registered public accounting firm’s report and notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Notes to Financial Statements

1. Description of Plan
The following description of the Interface, Inc. Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan’s Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

a.
General - The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries (the “Company”) who have six months of service and are age eighteen or older.  The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of January 1, 2008, the Company amended and restated the Plan to incorporate all prior changes.  Eligible employees are automatically enrolled in the Plan at a three percent contribution rate.  Eligible employees that do not want to contribute in the Plan are required to elect out of the Plan.

b.
Contributions - Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $16,500 for each of 2010 and 2009.  Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $5,500 for each of 2010 and 2009.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common collective trust, a Company common stock fund, twenty-eight mutual funds and a self-directed brokerage account as investment options for participants.  During January and February 2009, the Company made a matching contribution in an amount equal to 50 percent of the first 6 percent of eligible compensation that a participant contributed to the Plan.  Effective March 1, 2009, the Company reduced the matching contribution to an amount equal to 17 percent of the first 6 percent of eligible compensation that a participant contributed to the Plan.  The Company restored the matching contribution on January 1, 2010, to an amount equal to 50 percent of the first 6 percent of eligible compensation that a participant contributed to the Plan.  Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock.  No additional profit-sharing amounts were contributed by the Company to the Plan during the years ended December 31, 2010 and 2009. Contributions are subject to certain limitations.

c.
Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contributions, and (ii) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.
Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e.
Participant Loans – Promissory notes receivable represents loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. The maximum loan amount is also reduced by the balance of any self-directed brokerage accounts.  Each loan is secured by the balance in the borrowing participant’s account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator on the date of the loan.  Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f.
Payment of Benefits - Upon termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.  Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.
Forfeited Accounts - Forfeited nonvested accounts are used to reduce employer contributions. During the Plan years ended December 31, 2010 and 2009, forfeited amounts were not material to the financial statements.

h.
Administrative Expenses - The Company pays the majority of the Plan’s administrative expenses.  Fees recorded in the Plan for the 2010 and 2009 Plan years relate to recordkeeping fees and participant loans, and are charged directly to those participant accounts.

2. Summary of Significant Accounting Policies
Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Accounting guidance requires investment contracts held by a defined contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan.  Accordingly, the Statement of Net Assets Available for Benefits presents the estimated fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at estimated fair value. Where available, quoted market prices are used to value investments.  Shares of the mutual funds are valued at the net asset value of shares held by the Plan at year end.  Common collective trusts are valued at contract value.  Participant loans are valued at amortized cost, which approximates fair value.  The Company common stock fund is valued based upon the quoted market price for Interface, Inc. Class A Common Stock.  Self-directed brokerage accounts are valued at the asset value of investments held at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and loses on investments bought and sold as well as held during the year.

Payment of Benefits Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued an accounting standard related to the valuation and presentation of participant loans. This standard requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments.  The Company early adopted this standard for the year ended December 31, 2010.  Participant loans have been reclassified to promissory notes receivable from participants as of December 31, 2010, and December 31, 2009.  Interest income related to promissory notes has been reclassified to interest income promissory notes receivable.

In January 2010, the FASB issued an accounting standard, to clarify certain existing fair value disclosures and to require a number of additional disclosures.  The guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  This standard also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, this standard introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in this standard is effective for reporting periods beginning after December 15, 2009.  The adoption did not have any significant impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

3.	Investments	The estimated fair market value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

December 31,	2010	2009

T. Rowe Price Stable Value Fund (common collective trust)	$19,687,068	$18,362,065
T. Rowe Price Equity Income Fund	9,562,423	8,500,843
T. Rowe Price Blue Chip Growth Fund	9,035,964	7,928,281
T. Rowe Price Balanced Fund	8,130,134	7,654,507
Interface, Inc. Stock Fund	11,659,091	8,179,332

4. Fair Value Measurements
As of January 1, 2008, the Plan adopted a new accounting standard to which established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under accounting standards are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Inputs to the valuation methodology include
• Quoted prices for similar assets in active markets;
• Quoted prices for identical or similar assets in inactive markets;
• Inputs other than quoted prices that are observable for the asset; and
• Inputs that are derived principally from or corroborated by observable data by correlation or other means.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level within the fair value hierarchy the Plan assets at fair value, as of December 31, 2010 and December 31, 2009, respectively.  As required by accounting standards, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of December 31, 2010
Investment Type	Level 1	Level 2	Level 3	Total
Mutual Funds (by class)
Money Market	$1,586,531	$--	$--	$1,586,531
Stock	33,240,451	--	--	33,240,451
Bond	3,834,930	--	--	3,834,930
Multi-Class	8,130,134	--	--	8,130,134
Target Date Fund	10,717,629	--	--	10,717,629
Interface, Inc. Stock Fund	11,659,091	--	--	11,659,091
Common Collective Trust	--	19,687,068	--	19,687,068
Self Directed Brokerage
Common Stock	372,940	--	--	372,940
Total	$69,541,706	$19,687,068	$--	$89,228,774

As of December 31, 2009
Investment Type	Level 1	Level 2	Level 3	Total
Mutual Funds (by class)
Money Market	$1,543,283	$--	$--	$1,543,283
Stock	28,072,261	--	--	28,072,261
Bond	2,723,370	--	--	2,723,370
Multi-Class	7,654,507	--	--	7,654,507
Target Date Fund	7,357,705	--	--	7,357,705
Interface, Inc. Stock Fund	8,179,332	--	--	8,179,332
Common Collective Trust	--	18,362,065	--	18,362,065
Self Directed Brokerage
Common Stock	274,271	--	--	274,271
Total	$55,804,729	$18,362,065	$--	$74,166,794

5.	Related Party Transactions
Certain Plan investments are shares of mutual funds and units of a stable value fund managed by T. Rowe Price Trust Company.  T. Rowe Price Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

At December 31, 2010 and 2009, the Plan held 743,565 and 984,276 shares, respectively, of common stock of Interface, Inc., the sponsoring employer.  The Plan also issues loans to participants, which are secured by the balances in the respective participants’ accounts.

6.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.	Tax Status
On January 6, 2009, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the Internal Revenue Code (“IRC”).

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.	Reconciliation to Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500.

December 31,	2010	2009

Net assets available for benefits per the financial statements:	$91,925,554	$76,772,192

Adjustment from fair value to contract value for common collective trust	711,573	551,407

Net assets available for benefits per Form 5500	$92,637,127	$77,323,599

The following is a reconciliation of the net increase (decrease) in assets available for benefits per the financial statements for the years ended December 31, 2010 and 2009 to Form 5500.

December 31,	2010	2009

Net increase (decrease) in assets available for benefits per the financial statements:	$15,153,362	$14,267,261

Adjustment from fair value to contract value for common collective trust	160,166	720,945

Net increase (decrease) in assets available for benefits per Form 5500	$15,313,528	$14,988,206

10.	Nonexempt Transactions
On August 8, 2010, the Company remitted participant contributions of $2,152.13 to the Plan.  This deposit was due on July 14, 2010. The accounts of the respective participants were credited with the appropriate amount of investment income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE
INTERFACE, INC. SAVINGS AND
INVESTMENT PLAN

Date: June 28, 2011	By: /s/ Patrick C. Lynch
Patrick C. Lynch, Member

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULES

Interface, Inc.
Savings and Investment Plan

Form 5500, Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
December 31, 2010

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Late Remittance for Pay Period Ended July 8, 2010	$2,152.13	$2,152.13

Interface, Inc.
Savings and Investment Plan

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

		Employer Identification Number: 58-1451243
		Plan Number: 002
		Form: 5500

	(b)	(c)		(e)
	Identity of Issuer,	Description of	(d)	Current
(a)	Borrower, Lessor, or Similar Party	Investment	Cost**	Value
*	T.Rowe Price Settlement Fund	Uninvested Cash		$6,000

	Common Collective Trust:
*	T. Rowe Price Stable Value Fund	18,975,495 units		19,687,068

	Mutual Funds:
	Ariel Appreciation Fund	78,432 shares		3,324,743
	N&B Socially Responsible Fund	36,442 shares		928,187
	Harbor International Fund	39,973 shares		2,420,380
	Janus Overseas Fund	15,297 shares		774,646
	Munder Midcap Core GR FD Fund	85,564 shares		2,434,297
*	T. Rowe Price Equity Index 500 Fund	64,833 shares		2,195,256
*	T. Rowe Price Balanced Fund	421,250 shares		8,130,134
*	T. Rowe Price Equity Income Fund	403,648 shares		9,562,423
*	T. Rowe Price Spectrum Income Fund	252,727 shares		3,123,704
*	T. Rowe Price Blue Chip Growth Fund	236,978 shares		9,035,964
	William Blair Small Cap Growth Fund	56,097 shares		1,302,578
	Vanguard Prime Money Market Fund	1,586,531 shares		1,586,531
	Allianz RCM Technology Admin Fund	25,631 shares		1,239,514
	Stadion Managed Portfolio A Fund	2,183 shares		22,465
	Oppenheimer International Bond Fund	23,977 shares		157,288
	PIMCO Total Return Admin Fund	51,054 shares		553,938
	Retirement Income Fund	5,066 shares		66,411
	Retirement 2005 Fund	2,005 shares		22,733
	Retirement 2010 Fund	32,547shares		499,271
	Retirement 2015 Fund	65,519 shares		779,023
	Retirement 2020 Fund	134,503 shares		2,211,234
	Retirement 2025 Fund	152,693 shares		1,838,424
	Retirement 2030 Fund	95,884 shares		1,656,874
	Retirement 2035 Fund	100,831 shares		1,233,168
	Retirement 2040 Fund	63,485 shares		1,105,915
	Retirement 2045 Fund	82,263 shares		955,075
	Retirement 2050 Fund	27,779 shares		270,565
	Retirement 2055 Fund	8,197 shares		78,934
	Total Mutual Funds			$57,509,675

	TradeLink Investments – Self-Directed Brokerage	372,940 shares		372,940

*	Interface, Inc. Stock Fund – Employer Securities	743,565 shares		11,659,091

*	Participant Loans	1,099 loans with interest rates ranging between 4.25 to 9.50 percent	-	3,228,188
	Total Investments			$92,462,962
	*Party-in-interest ** – The cost of participant-directed investments is not required to be disclosed.